EXHIBIT 99.3A

STATEMENT OF NET ASSETS
(expressed in U.S. dollars)

	December 31, 2005	December 31, 2004

Net assets:
Gold at market (note 2)	$63,051,291	53,833,266
Interest-bearing cash deposits	1,662,689	2,013,699
Prepaid expenses & other	4,828	1,436

	64,718,808	55,848,401
Accrued liabilities (note 4)	(59,061)	(89,940)

Net assets representing Unitholders' equity	$64,659,747	55,758,461

Represented by:
Capital (note 3)	$48,200,337	48,200,337
Retained earnings (inclusive of
unrealized appreciation of investments)	16,459,410	7,558,124

	$64,659,747	55,758,461

Net asset value per unit (note 3)	$19.73	17.01

Net asset value per unit
expressed in Canadian dollars	$23.00	20.48
Exchange rate: U.S. $1.00 = Cdn.	$1.1659	1.2036

See accompanying notes to financial statements.

On behalf of the Board of Trustees:

“John P. Embry”	“Douglas E. Heagle”

STATEMENT OF CHANGES IN NET ASSETS
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Net assets at beginning of year	$55,758,461	37,462,309

Net issuance of units	-	16,692,318
Net income (inclusive of unrealized
appreciation of investments)	8,901,286	1,603,834

Increase in net assets during the year	8,901,286	18,296,152

Net assets at end of year	$64,659,747	55,758,461

STATEMENT OF INCOME
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Income:
Interest	$45,226	21,019
Unrealized appreciation of investments	9,218,025	1,836,387

	9,263,251	1,857,406

Expenses:
Administration fees (note 4)	182,692	124,653
Trustee fees and expenses	38,094	38,648
Safekeeping, insurance and bank charges	53,217	35,475
Audit fees	33,732	29,791
Legal fees (note 4)	33,267	42,464
Registrar and transfer agent fees	13,740	13,498
Unitholder information	11,277	11,122
Stock exchange fees	11,169	9,690
Regulatory filing fees	10,264	10,632
Miscellaneous	208	287
Foreign currency exchange (gain) loss	(25,695)	(62,688)

Total expenses	361,965	253,572

Net income
(inclusive of unrealized
appreciation of investments)	$8,901,286	1,603,834

Net income per unit:
(inclusive of unrealized
appreciation of investments)	$272	0.66

See accompanying notes to financial statements.

STATEMENT OF UNITHOLDERS’ EQUITY
(expressed in U.S. dollars)

	Year ended Dec. 31, 2005	Year ended Dec. 31, 2004

Capital (note 3)
3,277,500 units (2004: 3,277,500)	$48,200,337	48,200,337

Retained earnings:
Balance at beginning of year	7,558,124	5,954,290
Net income	8,901,286	1,603,834

Balance at end of year	16,459,410	7,558,124

Unitholders' Equity	$64,659,747	55,758,461

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

Central Gold-Trust (“Gold-Trust”) is a passive, single purpose, self-governing trust established under the laws of Ontario on April 28, 2003.

Gold-Trust’s accounting policies, which conform with United States and Canadian generally accepted accounting principles, are summarized below:

(a)     Foreign exchange translation: Canadian dollar cash deposits are translated at the rates of exchange prevailing at the year end. Any difference between the year-end exchange rate and the exchange rate at the time such deposits were acquired is recorded in the statement of income as foreign exchange loss (gain). Expenses incurred in Canadian dollars are translated at the rates of exchange prevailing when the transactions occur.

(b)     Investments: Gold bullion and gold certificates are valued at market value at the final daily London fixing rate. Unrealized appreciation of investments represents the difference between the market value and average cost of investments and is recorded in the statement of income in accordance with CICA Accounting Guideline 18, Investment Companies. Investment transactions are accounted for on the trade date.

(c)     Per unit amounts: The calculation of net income per unit is based on the weighted average number of units outstanding during the year. The calculation of the net asset value per unit is based on the units outstanding at year end. Gold-Trust has no dilutive instruments.

(d)     Income taxes: Gold-Trust is taxed as a “Mutual Fund Trust” for income tax purposes. The Trustees intend to distribute all taxable income directly earned by Gold-Trust to the Unitholders and deduct such distributions for income tax purposes. Accordingly, there is no provision for income taxes.

2.	Gold bullion:

Details of gold bullion holdings are as follows:

Gold holdings at December 31	2005	2004

Gold bullion in fine ounces	118,326	118,326
Gold certificates in fine ounces	4,581	4,581

Total fine ounces of gold	122,907	122,907

Cost (average $373.48 per fine ounce)	$45,903,639	45,903,639

Market value	$63,051,291	53,833,266

Market - per fine ounce	$513.00	438.00

3.	Capital:

Under the Declaration of Trust, an unlimited number of units may be issued. Each unit carries one vote at all meetings of Unitholders. Each unit is transferable and represents an equal undivided beneficial interest in Gold-Trust, in any distributions therefrom and in the net assets in the event of termination or winding up of the Trust.

The units of Gold-Trust are redeemable at any time on demand by the holders thereof at a price equal to the lesser of 90% of the average price on the market on which the units are quoted for trading during the 10 day trading period commencing immediately following the date on which the units were tendered for redemption; and 100% of the price on the market which the units are quoted for trading on the redemption date.

On November 18, 2004, Gold-Trust issued 977,500 units for gross proceeds of $16,742,418 (net of underwriting fees). Costs relating to this issue were $50,100 and net proceeds were $16,692,318. Gold-Trust used the net proceeds from this public offering to purchase 35,707 ounces of gold in physical bar form at a total cost of $15,699,879. The balance of $992,439, was retained by Gold-Trust in interest-bearing cash deposits for working capital purposes.

The stated capital and recorded capital of Gold-Trust as at December 31, 2005 and 2004 are as follows:

	2005	2004

Stated capital - 3,277,500 units (2004: 3,277,500)	$48,807,046	48,807,046
Unit issue costs	(606,709)	(606,709)

Capital	$48,200,337	48,200,337

Weighted average units outstanding	3,277,500	2,417,514

4.	Related party transactions:

Gold-Trust is party to an agreement with Central Gold Managers Inc. (the “Administrator”), which is related to Gold-Trust through certain of its officers and Trustees. Administration fees remitted to Central Gold Managers Inc. for the year ended December 31, 2005 increased to $182,692 from $124,653 due to the increase in the value of assets under administration. Included in accrued liabilities at December 31, 2005 is $17,296 (2004: $14,915) due to the Administrator. The Administrator furnishes administrative services to Gold-Trust. For such services, Gold-Trust has agreed to pay an administrative fee, on a monthly basis, equal to 0.40% per annum for the first $100,000,000 of Gold-Trust’s total assets, 0.30% per annum for any excess over $100,000,000 up to $200,000,000 and 0.20% per annum for any excess over $200,000,000 of total assets. No Trustees fees are paid by Gold-Trust to Trustees who are members of the Executive Committee of Gold-Trust. The Administrator has consented to reduced fees at three-quarters of stated rates during this stage of Gold-Trust’s development.

Sprott Asset Management Inc., (“SAM”) has a marketing and advisory services agreement with the Administrator for the benefit of Gold-Trust and the Administrator. Fees amounting to $11,263 were paid to SAM by the Administrator for the year ended December 31, 2005 (2004: $960).

Gold-Trust incurred legal fees amounting to $33,267 to December 31, 2005, of which $31,131 (2004: $39,844) was payable to a legal firm, of which one of Gold-Trust’s officers is a partner. A balance of $2,160 was included in accrued liabilities at December 31, 2005 (2004: $5,058) relating to these services.

5.	Comparative financial statements:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 financial statements.

6.	Principal differences between Canadian and United States generally accepted accounting principles:

There are no differences between Canadian and United States generally accepted accounting principles which would require a reconciliation between Canadian and United States generally accepted accounting principles in the financial statements of Central Gold-Trust.

Auditors’ Report to Unitholders

We have audited the statement of net assets of Central Gold-Trust as at December 31, 2005 and 2004 and the statements of income, changes in net assets and Unitholders’ equity for the years then ended. These financial statements are the responsibility of the Central Gold-Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Central Gold-Trust as at December 31, 2005 and 2004 and the results of its operations and the changes in its net assets for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	Ernst & Young LLP
January 13, 2006	Chartered Accountants